SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2005

Commission File Number 1-13200

GRUPO ELEKTRA, S.A. de C.V.
(Exact name of registrant as specified in its charter)

Edificio Parque Cuicuilco (Esmeralda)
Insurgentes Sur No. 3579
Col. Tlalpan
14000 Mexico, D.F., Mexico
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ___X___ Form 40-F _______

 [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _______ No ___X____

 [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .]

Shareholders Meeting Approves Termination Of
Global Depositary Shares Program

— With a Vote of 91.23% of the Company’s Shares —

Mexico City, June 1, 2005 – Grupo Elektra S.A. de C.V. (“The Company”; BMV: ELEKTRA*; NYSE: EKT; Latibex: XEKT), Latin America’s leading specialty retailer, consumer finance and banking and financial services company, announced that the Extraordinary Shareholders’ Meeting held today approved, with the vote of 91.23% of the Company’s shares represented by minority and majority shareholders, including Ricardo B. Salinas, to terminate the Global Depositary Shares (GDSs) program that the Company has in the United States, listed on the New York Stock Exchange (NYSE).

The Shareholders’ Meeting made the resolution after an analysis and discussion of the costs and benefits of continuing with the GDS program in the capital markets of the United States.

The shareholders considered that the Mexican capital and debt markets have become a robust source of financing in pesos, with considerable levels of liquidity for investors. The shareholders also anticipated that future investment plans of the Company will be financed through the generation of its own cash flow and if necessary through local debt markets. Finally, shareholders commented that GDS have a relatively low trading volume.

At the same time, it was noted that interested parties that are legally able, may continue to invest in the Company through shares listed on the Mexican Stock Exchange (Bolsa Mexicana de Valores (BMV)). The company considers that The Mexican Stock Exchange has an Index that reflects the macroeconomic stability and economic growth of the country, and has a legal framework with the purpose of protecting all shareholders.

In order to implement the Shareholders’ Meeting resolution, the Company will immediately take the following actions: i) notify the NYSE and The Bank of New York (BONY) of the termination of the GDS program, ii) amend the Deposit Agreement to reduce to 60 days the period for exchanging GDSs for common shares, of which BONY should notify the GDS holders, and iii) amend the Company’s Form F-6 (registration of GDSs) to reduce the number of GDSs to zero.

The trading of the GDSs in the United States shall continue for the next 30 days from the date on which BONY notifies the termination of the Deposit Agreement to GDS holders. During such period, GDS holders may exchange them for common shares that are listed on the BMV.

After the 30-day period, the NYSE will suspend trading of the GDSs in the United States. It is anticipated that the NYSE will request the delisting of the GDSs with the United States Securities and Exchange Commission (SEC), and the GDS holders will have 60 days to exchange them for common shares that are traded on the BMV.

GDS holders that wish to exchange them for common shares should request that their brokers or dealers in the United States perform all acts necessary so that the common shares received pursuant to the exchange are held by a securities intermediary in Mexico.

Upon the expiration of the 60-day period, BONY will be entitled to sell the remaining common shares, corresponding to GDSs that were not surrendered, in the BMV and distribute the proceeds of the sale to holders.

In the event that there are less than 300 United States resident shareholders in the future, the Company could request the cancellation of its securities registry in the United States. In this case, Grupo Elektra would cease to have reporting obligations with SEC and realize a substantial cost savings related to this registry. The Company noted that the registration with the SEC and the listing with the NYSE are separate and independent events.

Visit our award-winning website at www.grupoelektra.com.mx

Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect Grupo Elektra are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

Grupo Elektra – Tradition with Vision

Grupo Elektra is Latin America's leading specialty retailer, consumer finance and banking services company. Grupo Elektra sells retail goods and services through its Elektra, Salinas y Rocha, Bodega de Remates and Elektricity stores and over the Internet. The Group operates more than 1,000 stores in Mexico, Guatemala, Honduras and Peru. Grupo Elektra also sells and markets its consumer finance, banking and financial products and services through its more than 1,440 Banco Azteca branches located within its stores, as a stand-alone, and in other channels in Mexico and Panama. Banking and financial services include consumer credit, personal loans, money transfers, extended warranties, savings accounts, term deposits, pension-fund management and insurance.

Investor and Press Inquiries:

Esteban Galíndez, CFA
Director of Finance and I.R.
Grupo Elektra S.A. de C.V.
Tel. +52 (55) 1720-7819
Fax. +52 (55) 1720-7822
egalindez@elektra.com.mx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 3, 2005

GRUPO ELEKTRA, S.A de C.V. (Registrant)

By:	/S/ Rodrigo Pliego Abraham
Rodrigo Pliego Abraham Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.